NephroGenex, Inc.
3200 Beechleaf Court

Suite 900

Raleigh, NC 27604

July 8, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	NephroGenex, Inc.
Registration Statement on Form S-1
File No. 333-203530
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, NephroGenex, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-203530), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on July 9, 2015, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the managing underwriters of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby acknowledges that:

(i)

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Joel I. Papernik (212-692-6774) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, with any comments or questions regarding this matter.

Very truly yours,

NephroGenex, Inc.

By:	/s/ Pierre Legault
	Name:	Pierre Legault
	Title:	Chief Executive Officer

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Daniel Greenspan
Christina DeRosa

NephroGenex, Inc.
Pierre Legault, Chief Executive Officer
John Hamill, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Joel I. Papernik, Esq.
Kenneth R. Koch, Esq.

Reed Smith LLP
Yvan-Claude Pierre, Esq.
William Haddad, Esq.

July 8, 2015

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attn:  Mara Ransom, Assistant Director

Re:                             NephroGenex, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333- 203530)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as representative of the underwriters, hereby joins in the request of the Company for the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 5:00 p.m., eastern daylight savings time, on Thursday, July 9, 2015, or as soon thereafter as practicable.

We hereby authorize each of Yvan Claude J. Pierre, Esq., William N. Haddad, Esq., Ryan P. McCarthy, Esq. and Jason A. Mierzwa, Esq. of Reed Smith LLP, attorneys for the underwriters, to orally modify or withdraw this request for acceleration.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signatures Follow]

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Eugene Terracciano
	Name:	Eugene Terracciano
	Title:	Chief Compliance Officer